

Mail Stop 3561

September 18, 2017

Jim Reynolds
Chief Financial Officer
Exela Technologies, Inc.
2701 E. Grauwyler Rd.
Irving, TX 75061

      Re: Exela Technologies, Inc.
             Amendment No. 1 to Registration Statement on Form S-3
             Filed September 7, 2017
             File No. 333-219494

Dear Mr. Reynolds:

      We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our August 24, 2017 letter.

Prospectus Cover Page

1. We note your disclosure that, pursuant to this registration statement, you will offer and sell from time to time up to 146,665,927 shares of your common stock, which includes up to 139,092,623 shares of your common stock and 7,573,306 shares of your common stock issuable upon the conversion of Series A Perpetual Convertible Preferred Stock. There is a discrepancy between the total number of shares you intend to offer (as disclosed throughout the registration statement, including in the fee table, on the prospectus cover page, and in the legal opinion), and the sum of the shares of common stock and the shares of convertible common stock included in the offering. Please revise your registration statement and your legal opinion for accuracy and consistency.

Jim Reynolds
Exela Technologies, Inc.
September 18, 2017
Page 2

Incorporation of Certain Information by Reference, page i

2. Please amend your registration statement to incorporate by reference your Form 8-K filed September 13, 2017. Refer to Item 12(a) of Part I of Form S-3 and Securities Act Forms Compliance and Disclosure Interpretations Question 123.05, available on our website at https://www.sec.gov/divisions/corpfin/guidance/safinterp.htm.

Please contact Katherine Bagley, Staff Attorney, at 202-551-2545, Lilyanna Peyser, Special Counsel, at 202-551-3222, or me at 202-551-3720 with any questions.

Sincerely,

/s/ Lilyanna Peyser for

Mara L. Ransom
Assistant Director
Office of Consumer Products